[Letterhead]

Private Capital Management, L.P.


November 9, 2007


Board of Directors
TierOne Corporation
1235 N Street
Lincoln, Nebraska  68508


Dear Members of the Board:

I am writing on behalf of Private Capital Management ("PCM"), TierOne Corporation's largest shareholder. PCM has been an investor in TierOne since October of 2002 and through its clients currently holds in excess of 9% of the Company's outstanding shares. As you know, as a condition of securing an acquisition offer from CapitalSource, Inc. in May of 2007, TierOne agreed to pay a $24 million termination fee to CapitalSource should its Board fail to recommend the proposed transaction to shareholders. We do not question the Board's judgment in agreeing to recommend the transaction. At the time it was announced, the proposed cash and stock deal valued TierOne at a price in excess of $34.00 per share.
Unfortunately, the market's view of CapitalSource's prospects and financial results has soured, resulting in what is now a totally inadequate deal price for TierOne shareholders.

In light of the significant termination fee, TierOne's Board is clearly constrained from reversing its recommendation to shareholders. Accordingly, we feel it is appropriate as a long-term investor in TierOne that we publicly share with the Board our intention to vote against both the proposed merger with CapitalSource and any possible adjournment of the shareholders meeting to be held on November 29, 2007.

The financial sector in general and CapitalSource in particular have suffered significant market reversals since the proposed transaction was announced in May. CapitalSource's share price has dropped from over $25.00 per share to less than $16.00. Of equal concern, we believe the relative values of TierOne and CapitalSource have diverged significantly since the deal was announced. For instance, CapitalSource's specialty lending franchise has proven much more vulnerable to recent market reversals than conservatively run institutions with strong deposit franchises and long track records such as TierOne. However, with its share price effectively pegged to CapitalSource's shares, TierOne has fared significantly worse than a number of the deposit based franchises with which it competes.

The registration statement filed by CapitalSource clearly, if unintentionally, underscores the dramatic erosion in value of the CapitalSource stock TierOne shareholders will receive should the deal close. Page three of the registration contains a chart intended to show the differing payouts TierOne shareholders will receive based on various moving averages for CapitalSource shares in the 10 days preceding the closing of the transaction. The chart shows a range of share prices from a low of $17.00 per share to a high of $27.00. As of yesterday's close, CapitalSource shares were trading at $15.66; less than the low end of the trading range that CapitalSource and its counsel appear to have viewed as reasonable for TierOne shareholders to consider in determining how to vote their shares. In fact, CapitalSource shares have traded below the levels specified in the merger agreement to trigger a renegotiation of the deal price for 48 of the last 60 trading days, including each of the last 22 trading days. In this respect we see the merger agreement itself as clearly recognizing that at CapitalSource's trading levels the consideration to be paid to TierOne shareholders is inadequate to justify a transaction. While the Board may be able to negotiate additional consideration for TierOne shareholders prior to the closing, we cannot in good faith support a deal at what amounts to a yet to be negotiated price.

The unanticipated and persisting decline in CapitalSource's share price also calls into question the reasonableness of the $9.6 million in closing and "milestone" payments to be made to TierOne's CEO and President in connection with the transaction. While these amounts may well have fallen within the customary range when the transaction valued TierOne at more than $34.00 per share, we question whether TierOne would have negotiated similarly large payments had the deal valued TierOne as it does currently.

Given the uncertainties we see regarding CapitalSource's current prospects and the material reduction in its share price, we are of the strong view that the proposed transaction is no longer in the best interest of TierOne shareholders. We expect to share our views with other TierOne shareholders over the coming weeks.


Very truly yours,

/s/ Bruce S. Sherman
Bruce S. Sherman
Chief Executive Officer


cc:	Eugene B. Witkowicz
	Corporate Secretary